Exhibit (a)(1)(H)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS

CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL

Date:
To:
From:	United Therapeutics Corporation
Re:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal.  If your Notice of Withdrawal is properly completed and signed, this means that you have withdrawn some or all of your Eligible Options from the exchange offer and that you have revoked your prior acceptance of our offer to exchange for some or all of your Eligible Options for New Options.  You will not receive New Options for those Eligible Options you have withdrawn and you will retain such Eligible Options with their existing term, exercise price, vesting schedule and other terms and conditions.  Your Eligible Options will continue to be governed by our Amended and Restated Equity Incentive Plan and by any existing stock option agreements with United Therapeutics relating to such existing options.

If your Notice of Withdrawal is properly completed and signed, we accept your rejection of our exchange offer for some or all of your Eligible Options.  The Eligible Options that you have withdrawn will remain outstanding after this exchange offer expires, which we expect will be at 5:00 p.m., New York City Time, on December 26, 2008 (or a later date if we extend the offer).

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the Offer to Exchange, the Election Form or other documents relating to this exchange offer) to any member of the Human Resources Team:

Alyssa Friedrich at 240-821-1730 or afriedrich@unither.com

Jami Etter at 240-821-1728 or jetter@unither.com

Danielle Tilford at 240-821-1791 or dtilford@unither.com

Claire Moore at 321-676-0010 ext 1040 or cmoore@unither.com

Holly Aimone at 919-485-8350 ext 1215 or haimone@unither.com

Gill Salmon 44 1483-207780 ext 1215 or gsalmon@unither.com